Exhibit 14

AllDigital Holdings, Inc.

CODE OF ETHICS AND CONDUCT

This Code of Ethics and Conduct (“Code”) of AllDigital Holdings, Inc. (the “Company”) contains the ethical principles by which the chief executive officer, president, chief financial officer, principal accounting officer or controller, chief strategist, and any vice president (“Senior Officers”) are expected to conduct themselves when carrying out their duties and responsibilities. This Code supplements, and does not replace other codes, handbooks or policies applicable to the Senior Officers.

Ethical Principles

In carrying out his or her duties to and responsibilities for the Company, each Senior Officer should:

●	act ethically with honesty and integrity, including ethically handling actual or apparent conflicts of interest between personal and professional relationships;

●	promote full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the United States Securities and Exchange Commission and in other public communications that the Company makes;

●	comply in all material respects with laws, rules and regulations of national, state, provincial and local governments and their agencies that affect the conduct of the Company’s business and the Company’s financial reporting;

●	comply in all material respects with the listing standards and rules and regulations applicable to listed companies for any national securities exchange or automated inter-dealer quotation system on which the Company’s securities are traded;

●	respect the confidentiality of information acquired in the course of the Senior Officer’s work except when authorized or otherwise legally obligated to disclose that information;

●	not use confidential information of the Company for the personal advantage of the Senior Officer or acquaintances, friends or relatives of the Senior Officer; and

●	promote honest and ethical behavior by others in the work environment.

Waivers

Waivers of any provision of this Code shall be made only by the Board of Directors, after consideration of the requested waiver by the Audit Committee, or in lieu of the Audit Committee, at least a majority of the Board of Directors. Persons seeking a waiver should be prepared to disclose to the Audit Committee all pertinent facts and circumstances, respond to inquiries for additional information, explain why the waiver is necessary, appropriate, or not adverse to the interests of the Company, and comply with any procedures that may be required by the Board of Directors to protect the Company in connection with a waiver. The Audit Committee will make non-binding recommendations to the Board of Directors regarding requested waivers. If a waiver of this Code is granted for any Senior Officer, appropriate disclosure will be made in accordance with legal requirements and applicable stock exchange regulations.

Compliance Procedures

Violations and reasonable suspicions of violations of this Code should be reported promptly and confidentially to the Chief Executive Officer, Chief Financial Officer or to the Chairman of the Audit Committee. The reporting person should make full disclosure of all pertinent facts and circumstances. If the situation so requires, the reporting person may report anonymously. The Company does not permit retaliation of any kind for good faith reports of ethical violations. The Chief Executive Officer, Chief Financial Officer or the Chairman of the Audit Committee will address the possible violation with the Audit Committee of the Board of Directors. If the reporting person has reason to believe that the Chief Executive Officer, Chief Financial Officer and/or the Chairman of the Audit Committee are involved in the possible violation, the reporting person should report the possible violation to any other member of the Audit Committee or the Board of Directors.

Each manager and Senior Officer of the Company shall be provided with a copy of this Code. This Code may also be provided to any other employee as any Senior Officer deems appropriate. Each Senior Officer shall sign a written affirmation acknowledging that the Senior Officer has received, read and understood this Code. Any Senior Officer, manager, executive officer or employee to whom this Code has been provided may be required, from time to time, to sign a written affirmation stating that the person (1) has received and read this Code and understands its contents, (2) has not violated this Code, and (3) has no knowledge of any violation of this Code that has not been communicated previously to the office of the Chief Executive Officer, Chief Financial Officer or the Audit Committee of the Board of Directors.

Violations

Each Senior Officer is accountable for his or her compliance with this Code. Violations of this Code may result in disciplinary action against the violator, including dismissal from employment when deemed appropriate. Each case will be judged by the Audit Committee and/or entire Board of Directors on its own merits considering the duties of the person and the significance of the circumstances involved.

Waiver

Any waiver of the requirements of this Code shall be made only by the Company’s Board of Directors or the appropriate committee thereof. If a waiver of the requirements of this Code is made, appropriate disclosure will be made in accordance with legal requirements and applicable stock exchange regulations.

Amendment

Any amendment to this Code shall be made only by the Company’s Board of Directors or the appropriate committee thereof. If an amendment to this Code is made, appropriate disclosure will be made in accordance with legal requirements and applicable stock exchange regulations.

Commitment to the AllDigital Holdings, Inc. Code of Ethics and Conduct

I acknowledge that I have received, read and understood the AllDigital Holdings, Inc. Code of Ethics and Conduct, understand my obligation as a “Senior Officer” under such Code of Ethics and Conduct and agree to adhere to and advocate the principles described therein.

Name:

Title:

Date: